JASON L. KENT (858) 550-6044 jkent@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

November 19, 2007

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso

  Jay Mumford

RE:	Entropic Communications, Inc.

  Registration Statement on Form S-1 (File No. 333-144899)

Dear Messrs. Mancuso and Mumford:

On behalf of our client, Entropic Communications, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 originally filed with the Commission on July 27, 2007 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Related-Persons Transactions, page 126

1.	We note your November 14, 2007 agreement regarding your indemnification claim against RF Magic shareholders and the return of 90,059 shares to you. With a view towards disclosure, please tell us the nature of the indemnification claim.

Response: The Company advises the Staff that the indemnification claim was related to certain aspects of the recently-resolved disagreement with EchoStar (referred to on pages 13, 77 and F-37 of Amendment No. 8 to the Registration Statement filed with the Commission on November 14, 2007 (“Amendment No. 8”)) that the Company did not believe were fully disclosed to it prior to its acquisition of RF Magic. The representative of the former RF Magic stockholders disagreed with such characterization. The Company and such representative thereafter settled the claim by agreeing to return 90,059 shares from escrow to the Company and to release the remaining escrowed shares to the former RF Magic stockholders, as described on pages 50, 126 and F-22 of Amendment No. 8.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

November 19, 2007

Page Two

Exhibit 5

2.	Please submit a response to prior comment 3 from your counsel. We note that the confirmation in your current response is from “the Company.”

Response: We hereby confirm that the reference and limitation to the “general corporation laws of the State of Delaware” in our opinion, filed as Exhibit 5.1 to the Registration Statement, includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6044 or to Sean Clayton at (858) 550-6034.

Sincerely,

/s/ Jason L. Kent
Jason L. Kent

cc:	Patrick C. Henry, Entropic Communications, Inc.

Lance W. Bridges, Esq., Entropic Communications, Inc.

Frederick T. Muto, Esq., Cooley Godward Kronish LLP

Sean Clayton, Esq., Cooley Godward Kronish LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM